EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2001 – March 31, 2006

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

						12 Months Ended March 31, 2006	Three Months Ended March 31, 2006*
	Year Ended December 31
	2005	2004	2003	2002	2001
Fixed Charges, as Defined:
Interest on Long-Term Debt	$34,330	$33,776	$33,258	$32,264	$30,224	$34,613	$8,712
Other Interest	2,665	2,184	2,048	1,620	3,772	2,946	1,096
Amortization of Debt Discount and Expense	808	773	696	799	768	797	180
Interest Portion of Rentals	1,357	1,489	1,622	1,578	1,572	1,376	357

Total Fixed Charges, as Defined	$39,160	$38,222	$37,624	$36,261	$36,336	$39,732	$10,345

Earnings, as Defined:
Net Income	$58,149	$50,572	$45,983	$43,792	$50,187	$59,295	$41,033
Taxes on Income	32,720	26,531	23,340	23,444	27,553	33,288	23,444
Fixed Charges, as above	39,160	38,222	37,624	36,261	36,336	39,732	10,345

Total Earnings, as defined	$130,029	$115,325	$106,947	$103,497	$114,076	$132,315	$74,822

Ratio of Earnings to Fixed Charges	3.32	3.02	2.84	2.85	3.14	3.33	7.23

*	A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.